SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Oportun Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68376D104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                    Rule 13d-1(b)

☐                                    Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons Madrone Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,540,350 Shares (2)
	6.	Shared Voting Power 0 Shares
	7.	Sole Dispositive Power 1,540,350 Shares (2)
	8.	Shared Dispositive Power 0 Shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,350 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 5.6% (3)
12.		Type of Reporting Person (see instructions) PN

(1) This Schedule 13G is filed by Madrone Partners, L.P. (“Madrone”), Madrone Capital Partners, LLC (“Madrone GP”), Greg Penner (“Penner”), Jameson McJunkin (“McJunkin”) and Thomas Patterson (“Patterson” and, together with the Madrone, Madrone GP, Penner and McJunkin, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by Madrone. Madrone GP is the general partner of Madrone.  Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3) This percentage is calculated based on 27,607,142 shares of the Issuer’s stock outstanding as of November 5, 2020, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

1.		Names of Reporting Persons Madrone Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 1,540,350 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 1,540,350 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,350 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 5.6% (3)
12.		Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by Madrone. Madrone GP is the general partner of Madrone.  Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3) This percentage is calculated based on 27,607,142 shares of the Issuer’s stock outstanding as of November 5, 2020, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

1.		Names of Reporting Persons Greg Penner
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 1,540,350 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 1,540,350 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,350 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 5.6% (3)
12.		Type of Reporting Person (see instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by Madrone. Madrone GP is the general partner of Madrone.  Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3) This percentage is calculated based on 27,607,142 shares of the Issuer’s stock outstanding as of November 5, 2020, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

1.		Names of Reporting Persons Jameson McJunkin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 1,540,350 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 1,540,350 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,350 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 5.6% (3)
12.		Type of Reporting Person (see instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by Madrone. Madrone GP is the general partner of Madrone.  Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3) This percentage is calculated based on 27,607,142 shares of the Issuer’s stock outstanding as of November 5, 2020, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

1.		Names of Reporting Persons Thomas Patterson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 1,540,350 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 1,540,350 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,350 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 5.6% (3)
12.		Type of Reporting Person (see instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by Madrone. Madrone GP is the general partner of Madrone.  Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3) This percentage is calculated based on 27,607,142 shares of the Issuer’s stock outstanding as of November 5, 2020, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

Introductory Note:  This Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Oportun Financial Corporation.

Item 1(a).                                          Name of Issuer:

Oportun Financial Corporation

Item 1(b).                                          Address of Issuer’s Principal Executive Offices:

2 Circle Star Way, San Carlos, CA 94070

Item 2(a).                                          Name of Person Filing:

Madrone Partners, L.P.

Madrone Capital Partners, LLC

Greg Penner

Jameson McJunkin

Thomas Patterson

Item 2(b).                                          Address of Principal Business Office or, if none, Residence:

1149 Chestnut Street, Suite 200, Menlo Park, California 94025

Item 2(c).                                           Citizenship:

All entities were organized in Delaware.

All Individuals are United States Citizens

Item 2(d).                                          Title of Class of Securities:

Common Stock

Item 2(e).                                           CUSIP Number:

68376D104

Item 3.                                                         If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                                         Ownership

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Madrone Partners L.P. (1)	1,540,350	1,540,350	0	1,540,350	0	1,540,350	5.6%
Madrone Capital Partners, LLC (1)	0	0	1,540,350	0	1,540,350	1,540,350	5.6%
Greg Penner (1)	0	0	1,540,350	0	1,540,350	1,540,350	5.6%
Jameson McJunkin (1)	0	0	1,540,350	0	1,540,350	1,540,350	5.6%
Thomas Patterson (1)	0	0	1,540,350	0	1,540,350	1,540,350	5.6%

(1) The shares are held by Madrone. Madrone GP is the general partner of Madrone.  Greg Penner, Jameson McJunkin and Thomas Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(2)   This percentage is calculated based on 27,607,142 shares of the Issuer’s stock outstanding as of November 5, 2020, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

Item 5.                                 Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.                                 Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                                 Identification and Classification of Members of the Group

Not applicable.

Item 9.                                 Notice of Dissolution of a Group

Not applicable.

Item 10.                          Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February       , 2021

Madrone Partners, L.P.

By:	Madrone Capital Partners, LLC	Madrone Capital Partners, LLC
its General Partner
By:
By:		Name: Thomas Patterson
	Name: Thomas Patterson	Title: Manager
Title: Manager

Greg Penner		Jameson McJunkin

Thomas Patterson

EXHIBITS

A:            Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Oportun Financial Corporation is filed on behalf of each of us.

Dated:  February          , 2021

Madrone Partners, L.P.

By:	Madrone Capital Partners, LLC	Madrone Capital Partners, LLC
its General Partner
By:
By:		Name: Thomas Patterson
	Name: Thomas Patterson	Title: Manager
Title: Manager

Greg Penner		Jameson McJunkin

Thomas Patterson